U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2005

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ STEVE BARBER
Name: Steve Barber
Title: Chief Executive Officer

Date: May 26, 2005

Xyratex Acquires Oliver Design

Positions Xyratex for Growth in Disk Drive Media Process Market

Havant, UK — May 25, 2005 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, announced today that it has acquired Oliver Design, a privately held developer and manufacturer of disk drive media cleaning technology based in Scotts Valley, California in an all-cash transaction for $17.2 million.

A key element of Xyratex’s business strategy is to expand its portfolio of test and process technology for the disk drive industry. The acquisition of Oliver Design will combine Xyratex’s industry-leading expertise in high volume disk drive test, servo writing and automated media handling technologies with Oliver Design’s extensive experience in the complex media cleaning process.

“This acquisition brings to Xyratex highly respected skills and proven technology in the critical area of precision media cleaning,” said Adam Wray, executive vice president of the storage infrastructure business at Xyratex. “Oliver Design’s precision magnetic disk cleaning technology is an important next step in our strategy to continue to meet the future needs of the growing media process equipment market.”

Oliver Design has invested significantly to develop its leading-edge product range. This investment, together with the high level of technical skills and commitment of its people has made Oliver Design a clear leader in its chosen marketplace.

“Today’s announcement gives us the opportunity to expand our activities within the storage market,” added Michael Oxsen, CEO of Oliver Design. “We believe moving forward with Xyratex will allow us to fully leverage our market and technology strategy.”

Oliver Design recorded unaudited revenues of approximately $18 million for the year ending December 31, 2004. Xyratex expects the acquisition to have a positive impact on earnings in its 2005 fiscal year. The transaction involves an initial payment of $14.2 million cash, followed by an additional deferred payment of $3 million cash due fifteen months from closing.

Conference Call Information

A conference call to discuss the acquisition of Oliver Design will be broadcast live via the internet at http://www.xyratex.com/investors on Thursday, May 26, 2005 at 6:00 a.m. Pacific Time/9:00 a.m. Eastern Time. You can also access the conference call by dialing (800) 798-2884 in the United States and (617) 614-6207 outside of the United States, passcode 74675202.

The press release will be posted to the company web site www.xyratex.com.

A replay will be available through June 10, 2005 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 33501255.

To register for the Webcast please go to the flowing link:  http://phx.corporate-ir.net/playerlink.zhtml?c=180456&s=wm&e=1066852.

Safe Harbor Statement

This press release contains forward–looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding future results or financial performance of Xyratex, including statements relating to the acquisition of certain assets of Oliver Design, strengthening Xyratex’s position in the storage market, enabling Xyratex to build future storage and disk cleaning products. Such statements are just predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include successful integration of Oliver Design’s assets and employees into Xyratex, building future disk cleaning products, Xyratex’s inability to compete successfully in the competitive and rapidly changing marketplace, failure to retain key employees, cancellation or delay of projects and continued

adverse general economic conditions in the U.S. and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No.
000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations	Xyratex Public Relations

Brad Driver	Curtis Chan
Tel: +1 (408) 325-7260	CHAN & ASSOCIATES, INC.
Email: bdriver@us.xyratex.com	Tel: +1 (714) 447-4993
Website: www.xyratex.com	Email: cj_chan@chanandassoc.com